Exhibit 99.1

Galmed Pharmaceuticals Announces Pricing of $7 Million Public Offering

TEL AVIV, Israel, July 14, 2023 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for liver, metabolic and fibrotic diseases, announced today that it has entered into securities purchase agreements with two institutional investors to purchase 5,600,000 of its ordinary shares (or pre-funded warrants in lieu thereof) and warrants to purchase 5,600,000 ordinary shares at a combined purchase price of $1.25 per ordinary share and accompanying warrant (the “Offering”). The gross proceeds of the Offering to the Company, before placement agent fees and estimated offering expenses, are expected to be approximately $7.0 million.

Each warrant is immediately exercisable for one ordinary share at an exercise price of $1.25 per ordinary share and will expire five years from the date of issuance. The Offering is expected to close on or about July 18, 2023, subject to customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the Offering.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1, as amended, (File No. 333-272722) previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”) on July 14, 2023. A final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus relating to this Offering, when available, may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Galmed Pharmaceuticals Ltd.

We are a clinical stage biopharmaceutical company focused on the development of Aramchol for liver and fibro-inflammatory diseases. We have focused almost exclusively on developing Aramchol for the treatment of NASH and are currently developing Aramchol for PSC and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions as well as statements relating to the public offering, including, without limitation, as to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, our ability to identify, evaluate and complete any strategic alternative that yields value for our shareholders; the timing and cost of our any pre-clinical or clinical trial, for our product candidates; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol or any other product candidate; our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication; third-party payor reimbursement for Aramchol or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; our ability to maintain the listing of our ordinary share on The Nasdaq Capital Market; and our expectations regarding licensing, acquisitions and strategic operations. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 29, 2023 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

For further information:

Guy Nehemya,

Chief Operating Officer,

Galmed Pharmaceuticals Ltd.,

investor.relations@galmedpharma.com,

+972-3-693-8448